Filed by: TCW ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: TCW Funds, Inc.

SEC File No. 811-07170 and 033-52272

The TCW ETF Trust (the “Trust”) has filed an initial registration statement in connection with the conversions of TCW New America Premier Equities Fund and TCW Artificial Intelligence Equity Fund, actively-managed TCW Investment Management Company LLC (“TCW”) products, from mutual funds to exchange-traded funds (ETFs), subject to shareholder approval. TCW is the investment adviser to both mutual funds, TCW New America Premier Equities Fund and TCW Artificial Intelligence Equity Fund (together, the “Acquired Funds”), which are both series of TCW Funds, Inc. TCW is also proposed as the investment adviser (the “Adviser”) to the proposed acquiring funds, TCW Compounders ETF, into which TCW New America Premier Equities Fund would merge, and TCW Artificial Intelligence ETF, into which TCW Artificial Intelligence Equity Fund would merge (together, the “Acquiring Funds”). The Acquiring Funds are newly organized series of the Trust. TCW will be seeking approval for these conversions via upcoming votes of the shareholders of the Acquired Funds who hold shares as of a record date to be announced. In connection with the proposed conversions discussed herein, a combined proxy statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). The combined proxy statement/prospectus will be distributed to shareholders of the Acquired Funds as of the record date after the N-14 becomes effective. Shareholders of the Acquired Funds should read that prospectus/proxy statement carefully when it is available.

TCW proposes these conversions for multiple reasons. We believe that converting each Acquired Fund into an ETF may offer advantages for shareholders as compared to mutual funds, including no shareholder investment minimums, lower portfolio transaction costs, tax efficiencies, and greater trading flexibility. We also believe that investment advisors and other intermediaries would prefer, for client portfolio construction purposes, if the strategies pursued by each Acquired Fund was offered instead in an ETF wrapper.

The proposed conversions build on our October 2023 acquisition of the Engine No. 1 Transform ETFs platform, broadening our firm’s capabilities and enabling us to better serve clients’ investment preferences. As part of the conversion, we also propose to rename “New America Premier Equities” to “Compounders.”

The proposed TCW Artificial Intelligence ETF will be an actively managed ETF that seeks to invest in the companies that the Adviser believes will benefit from the artificial intelligence, or “AI,” transformation. The public launch in 2022 of ChatGPT has transformed how people think about and use AI in all facets of their businesses, whether with new generative AI or rapidly-advancing predictive AI. The development and proliferation of more capable AI systems are expected to revolutionize all sectors of the economy. The businesses at the forefront of this transformation have the opportunity to create long-term value for investors. The Adviser expects the Fund portfolio will include companies that are using AI to transform their businesses, enabling others to do so, or providing technologies on which AI systems are built. The Fund aims to actively capture returns from companies focused on predictive or generative AI, including foundational technology, AI systems, and AI adopters. The Fund seeks out investment in companies who are using AI to widen a competitive moat, increase their growth rate, improve their margin structure, or enhance their capital allocation.

The proposed TCW Compounders ETF will be an actively managed ETF that seeks to invest in the companies that the Adviser believes will benefit from transformation as a result of technological innovations, market dynamics, and/or changes in client preferences. The Fund aims to actively capture returns from companies that show long-term growth, quality, and durability characteristics as a result of such economic transformation or play a central role of enabling other companies to do the same.

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This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed conversions, a combined proxy statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined proxy statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Shareholders should read the combined proxy statement/prospectus, which contains important information about the proposed conversions, when it becomes available. For a free copy of the combined proxy statement/prospectus when it becomes available, please contact (866) 364-1383. The combined proxy statement/prospectus will also be available on the Securities and Exchange Commission’s website (www.sec.gov).

Investors should consider the investment objectives, risks, fees and expenses of the funds carefully. All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.